SEC
Mail Processing
Section

APR 06 2016

16002142

Washington DC
412

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16555

RECEIVED

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D L Baker & Co., Incorporated dba Baker & Co., Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19111 Detroit Rd Suite 100
(No. and Street)

Rocky River (City) Ohio (State) 44116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa Henahan 216-696-0167 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maloney + Novotny LLC
(Name – *if individual, state last, first, middle name*)

1111 SUPERIOR AVE, 7TH FLOOR (Address) CLEVELAND (City) OHIO (State) 44116 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JG

amb

OATH OR AFFIRMATION

I, Melissa J. Henahan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D. L. Baker & Co., Incorporated dba Baker & Co., Incorporated, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

NOTARIAL SEAL STATE OF OHIO

KENNETH H. NAHRSTEDT
NOTARY PUBLIC
STATE OF OHIO
Recorded in
Cuyahoga County
My Comm. Exp. 10/6/18

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1111 Superior Avenue | Suite 700 | Cleveland, Ohio 44114-2540
P 216.363.0100 F 216.363.0500 w maloneynovotny.com

Maloney+Novotny LLC

Report of Independent Registered Public Accounting Firm

To the Shareholders
D.L. Baker & Co., Incorporated
Cleveland, Ohio

We have audited the accompanying statement of financial condition of D.L. Baker & Co., Incorporated, dba Baker & Co. Incorporated, as of December 31, 2015, and the related notes to the financial statement. This financial statement is the responsibility of D.L. Baker & Co., Incorporated's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of D.L. Baker & Co., Incorporated as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Maloney + Novotny LLC

Cleveland, Ohio
February 22, 2016

D.L. BAKER & CO., INCORPORATED

FORM X-17 A-15

PART III

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS	Allowable	Non-Allowable	Total
Cash and cash equivalents	$ 13,040	$ -	$ 13,040
Restricted cash	50,000	-	50,000
Receivable - clearing broker	49,537	2,358	51,895
Marketable securities owned - at market value	777,827	-	777,827
Furniture and equipment at cost, less accumulated depreciation of $16,907	-	2,754	2,754
Total assets	$890,404	$ 5,112	$895,516

LIABILITIES AND SHAREHOLDERS' EQUITY	A.I. Liabilities	Non-A.I. Liabilities	Total
LIABILITIES			
Accounts payable and accrued expenses	$ 23,446	$ -	$ 23,446
Commitments and contingencies			
SHAREHOLDERS' EQUITY			
Common stock, without par value			
Authorized – 500 shares			
Issued and outstanding – 204 shares			1,020
Additional paid-in-capital			394,494
Retained earnings			476,556
Total shareholders' equity			872,070
Total liabilities and shareholders' equity			$895,516

The accompanying notes are an integral part of this financial statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION

D.L. Baker & Co., Incorporated dba Baker & Co., Incorporated, (the Company) is a registered broker/dealer under the Securities Exchange Act of 1934. The Company does not carry customer accounts or securities; it operates as an introducing broker on a fully disclosed basis with an unrelated clearing firm. The Company is registered with the Securities and Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority (FINRA),and the Securities Investor Protection Corporation (SIPC).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Accounting Estimates - Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

B. Cash and Cash Equivalents- Cash and cash equivalents consist of cash and money market funds. At December 31, 2015, $50,000 of the Company's cash balance is associated with a good faith deposit at its principal clearing broker and is, therefore, restricted as to use.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents. The Company places its other temporary cash investments with financial institutions, which are FDIC insured balances.

C. Receivables and Credit Policies-Receivables from clearing broker obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on commissions' receivable with invoice dates over 30 days old.

Receivables from clearing broker, net of trading costs, are stated at the amount billed. Payments of receivables are allocated to the specific transactions identified on the clearing broker statement or, if unspecified, are applied to the earliest unpaid amounts.

Management individually reviews all receivable balances that exceed 30 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Accounts are charged off when management determines the cost of collection efforts exceeds the balance due. In the opinion of management, at December 31, 2015, all receivables were considered collectible and no allowance was necessary.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

D. Marketable Securities owned- Marketable securities consist primarily of equities and mutual fund shares and are classified as trading securities, as such, these securities are reported at market value (as quoted on established markets) with unrealized gains and losses reported in operations in the year in which they occur. Net unrealized gains on investments of $98,115 are included in trading gains - net in the statement of income. Shares in NASDAQ Stock Market, Inc. Intercontinental Exchange Group Inc., Goldman Sachs Capital Growth Fund comprised approximately 90% of the Company's total investments as of December 31, 2015.

E. Furniture and Equipment- Furniture and equipment are capitalized and depreciated using the straight line method of depreciation for financial reporting purposes using estimated useful lives of five to ten years. Depreciation expense for the year ended December 31, 2015 amounted to $2,772.

F. Securities Transactions – Proprietary securities transactions in regular-way trades are recorded at market value on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company uses the specific identification method to determine the cost of securities sold. Interest income is recognized as earned. Dividend income is recognized on the ex-dividend date.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded on a net basis on the statement of financial condition.

G. Commissions – Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

H. Promotion and Advertising Costs – Promotion and advertising costs are expensed as incurred and totaled $1,073 in 2015.

I. Income Taxes – The Company's shareholders have consented to the Company's election to be taxed as an S corporation under the provisions of Section 1362(a) of the Internal Revenue Code, which provide for the Company's income to be taxed directly to its shareholders. Therefore, no provisions or liability for federal income taxes has been included in the financial statements, however, the Company is liable for certain state and local taxes.

The Company does not have significant unrecognized tax benefits as of December 31, 2015. The Company's tax returns are subject to examination by the IRS as well as applicable state and local taxing authorities, generally for three years.

J. Concentration of Credit Risk – The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

K. Fair Value of Financial Instruments – The carrying values of cash and cash equivalents, receivables, and accounts payable are reasonable estimates of fair value due to the short-term nature of these financial instruments.

The Company estimates the fair value of financial instruments using available market information and other generally accepted valuation methodologies. Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs used to measure fair value are classified into three levels:

Level 1 – Quoted market prices in active markets for identical assets and liabilities.

Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 – Unobservable inputs in which little or no market data exists.

The Company records its marketable securities holdings based upon quoted prices on national indexes as of the last business day of trading, and are classified as Level 1 measurements.

L. Subsequent Events – The Company has evaluated all events subsequent to the statement of financial position date of December 31, 2015, through February , 2016, which is the date these financial statements were issued and has determined that there are no subsequent events that require disclosure.

NOTE 3. NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $685,380 which was $585,380 in excess of its required net capital of $100,000. At December 31, 2015, the Company's ratio of aggregate indebtedness to net capital was .034 to 1.

NOTE 4. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and is, therefore, exempt from the requirements of rule 15c3-3.

NOTE 5. REPORT DISCLOSURE

Part IIA of the D.L. Baker & Co., Incorporated Focus Report (Form X-17A-5), dated December 31, 2015, to the Securities and Exchange Commission is available for examination and copying at the office of the Company in Rocky River, Ohio, and at the Chicago, Illinois, regional office of the SEC.

NOTE 6. EMPLOYEE BENEFIT PLAN

Substantially all of the Company's employees were covered under a qualified profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code. Under provisions of the plan, the Board of Directors may elect to make a discretionary contribution to the plan. No discretionary contribution was authorized for 2015. The Board of Directors terminated the plan in 2015 and made distributions to qualified plans for all participants.

NOTE 7. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space in Rocky River, Ohio, under a three-year operating lease, expiring September 30, 2017. The lease requires monthly payments of $4,800.

Rental expense for the operating lease amounted to $57,600 for the year ended December 31, 2015.

NOTE 7. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Clearing Agreement

Under the terms of the Company's agreement with its clearing firm, the Company has ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account. In the opinion of management, the ultimate settlement of these matters will have no material adverse effect on the financial position of the Company.

Contingency

The Company is not aware of and has not accrued for additional contingencies.